SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDE[redacted]

RECEIVED
2005 DEC -7 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013135

December 6, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on December 2, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Robert M. Chilstrom / M.O. /

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer
Education

PRESS RELEASE

Contact:

Yvette van Braam Morris
Communications Manager
Wolters Kluwer Education
+ 31 (0)20 6070 338
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Education Takes Testing & Assessment to Next Level

"No More Marking" Means More Teacher-Student Time

Amsterdam (December 2, 2005) - Wolters Kluwer Education, Europe's largest educational publisher, announced today the launch of new products that pursue the growth area of electronic testing and assessment tools. In the Netherlands and the United Kingdom, online services have been developed that provide schools and teachers with enormous benefits in terms of timesaving, efficiency, and convenience - without their having to make any concessions on quality.

Wolters-Noordhoff, the leading supplier of educational tools in the Netherlands, has launched a system that makes it possible to compile, plan, set and mark tests electronically (*Digitale Proefwerken*). Secondary education teachers in the Netherlands will therefore no longer need to mark tests. The system fits into existing teaching methods and is fully adaptable to the school's environment. Electronic tests are available for Dutch, English, French, German, history, geography, biology and mathematics. With a wide variety of questions, multiple-choice, visual and oral tests can be created. The service, available at www.digitaleproefwerken.nl, will be fully operational as from summer 2006, after extensive testing, training and instruction that is taking place at the large number of schools already registered for this innovative service.

Nelson Thornes, Wolters Kluwer's leading educational publisher in the United Kingdom, also continues to extend its portfolio of blended learning resources with the recent addition of an Online Test and Assessment service (www.nelsonthornes.com/assessment). With its highly successful launch of this service in the summer, Nelson Thornes' reputation for the quality and content of its blended learning resources continues to grow. Online tests prove to be an efficient and effective testing experience - it is a format that is familiar to students and integral to their everyday learning. Students identify with working online and therefore do not have the same reluctance to sit tests online as they might with paper-based versions.

"It is essential to us that both students and teachers feel totally confident when using ICT in the classroom," commented Fred Grainger, Chief Operating Officer of Wolters Kluwer Education. "Throughout our educational businesses, Wolters Kluwer continues to listen carefully to teachers and work in close collaboration with schools to respond to their needs. Teachers want a tool that will help test both knowledge and understanding on a group and individual basis and also provide them with the ability to create their own tests. Our services do all this, and save hours spent preparing and marking, significantly helping schools to reduce teacher workload and freeing up valuable teacher-student time"

About Wolters Kluwer Education

Wolters Kluwer Education is one of Europe's leading providers of educational products and services. Education's growth strategy is to reinforce its leading position in textbook publishing through the continued development of innovative products while also pursuing new revenue opportunities in testing and assessment and corporate e-learning markets. Many Europeans have been, and continue to be, educated with products from Wolters Kluwer Education companies such as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (the United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2004) of €309 million, and employs approximately 1,350 people. Wolters Kluwer Education is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.